Exhibit 3.1
Amendments to Articles
(As approved by the shareholders and/or Board of Directors of
Tollgrade Communications, Inc. on May 16, 2007 effective May 17, 2007)
Section 4. Board of Directors. The Board of Directors shall be divided into three classes until the Company’s 2010 annual meeting of shareholders. The number of directors in each class shall be as nearly equal in number as possible. Each director elected at the 2007 annual meeting of shareholders shall hold office until the annual meeting held in calendar year 2010 and until his or her successor has been selected and qualified or until his earlier death, resignation or removal. Each director who is currently a member of, or who is hereafter elected to fill a vacancy in, a class whose term expires at the annual meeting of shareholders in calendar year 2008 or 2009 shall hold office until the annual meeting of shareholders held in calendar year 2008 or 2009, respectively, and until his or her successor has been selected and qualified or until his earlier death, resignation or removal. Each director who is elected at the annual meeting of shareholders held in calendar year 2008 or 2009 shall hold office until the first annual meeting that is held following his or her election and until his or her successor has been selected and qualified or until his earlier death, resignation or removal. Commencing with the annual meeting of shareholders in 2010, the classification of the Board of Directors shall terminate, and each director who is elected at that meeting shall hold office until the first annual meeting of shareholders that is held following his or her election and until his or her successor has been selected and qualified or until his earlier death, resignation or removal. If prior to the Company’s 2010 annual meeting of shareholders the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any additional director of any class elected to fill a vacancy resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of that class.
Section 5. Uncertificated Shares. Every class and series of shares, or any part thereof, may be uncertificated. Any share that is represented by a certificate on the date hereof shall only be entitled to be uncertificated after it is first surrendered to the corporation.